

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2021

Mark Wong
President, Chief Executive Officer and Director
S&W Seed Co
2101 Ken Pratt Blvd, Suite 201
Longmont, CO 80501

>   **Re: S&W Seed Co**
>   **Registration Statement on Form S-3**
>   **Filed December 17, 2021**
>   **File No. 333-261728**

Dear Mr. Wong:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Michael Davis at 202-551-4385 or Laura Crotty at 202-551-7614 with any questions.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Life Sciences

cc: Phil McGill